EXHIBIT 3.1

AMENDMENT NO. 2

TO

AMENDED AND RESTATED BYLAWS

OF

AMERICAN DEFENSE SYSTEMS, INC.

FIRST:           A proper officer of American Defense Systems, Inc., a Delaware corporation (the “Corporation”), pursuant to the approval of the Corporation’s Board of Directors, does hereby amend the Amended and Restated Bylaws of the Corporation (the “Bylaws”) by deleting in its entirety Section 1.2 of the Bylaws and inserting the following in lieu thereof:

1.2           Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by (a) by the Board of Directors of the corporation pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office, or (b) by the Chief Executive Officer of the corporation.  Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

SECOND:      A copy of this Amendment No. 2 shall be placed in the Corporation’s minute book.

THIRD:          This Amendment No. 2 was adopted by the Board of Directors of the Corporation pursuant to a Board resolution dated January 9, 2012.

 Except as modified herein, the Bylaws remain in effect and unmodified. The Amended and Restated Bylaws as modified by this Amendment No. 2 shall hereinafter be called the “Bylaws” of the Corporation, and any and all references to the Bylaws of the Corporation shall mean the Amended and Restated Bylaws as modified by this Amendment.

By: /s/ General Alfred M. Gray
General Alfred M. Gray

Chairman of the Board of Directors and Acting Chief Executive Officer